2001
                                File No. 69-228

                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 FORM U-3A-2/A
                                Amendment No. 1

  STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE
             PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT
                                    OF 1935

                                  Nicor Inc.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information: (1)

1. Nicor Inc., an Illinois corporation, is a holding company, whose subsidiaries are engaged primarily in gas distribution and containerized shipping. The general office of the company and subsidiary companies, except as otherwise noted, is located at 1844 Ferry Road, Naperville, Illinois 60563-9600. The following are subsidiaries of the company, all of which are wholly owned. Certain subsidiaries have a membership or partnership interest in limited liability companies or partnerships, as noted; unless otherwise indicated, these are less-than-majority interests:

   Northern Illinois Gas Company (doing business as Nicor Gas Company) and
   -----------------------------------------------------------------------
   Subsidiary
   ----------

   Northern Illinois Gas Company, an Illinois Corporation doing business as Nicor Gas Company (Nicor Gas), is a public utility, as defined in the Act, and is engaged principally in the purchase, storage, transportation, distribution and sale of natural gas to the public in northern Illinois, excluding the city of Chicago. It serves 2 million customers in more than 600 communities and adjacent areas in about 35 counties. Nicor Gas is subject to the comprehensive jurisdiction of the Illinois Commerce Commission, which has authority to regulate substantially all phases of Nicor Gas' public utility business in Illinois. NI-Gas Exploration, Inc., an Illinois corporation and a wholly owned subsidiary of Nicor Gas, is a partner in a small oil and gas production project.


--------
(1) Claimant hereby files this amended statement of exemption to reflect the restatement of its financial statements and the correction of errors. The information set forth in Part 1 and Part 2 is as of December 31, 2001.

   Birdsall, Inc. and Subsidiaries
   -------------------------------

   Birdsall, Inc. (Birdsall), a Florida corporation headquartered in Riviera Beach, Florida, is engaged primarily in the handling and carriage of containerized cargo. Birdsall's major subsidiary, Tropical Shipping and Construction Co., Ltd. (Tropical), a Bahamian corporation, is engaged in containerized cargo shipping primarily between 21 ports in the Caribbean and the Port of Palm Beach, Florida. Other wholly owned subsidiaries of Birdsall or Tropical and places of incorporation are: Birdsall Shipping Co., Ltd. - Liberia; Birdsall Shipping, S.A. - Panama; Container Terminals, Ltd. - Bahamas; Freship, S.A. - Dominican Republic; Tropical Shipping of Canada, Inc. - Delaware; Transfresca, S.A. - Honduras; Birdsall de Mexico, S.A.de C.V.- Mexico; Tropical Shipping, Inc. - Delaware; Tropical Shipping International, Ltd. - Bahamas; and Tropical Shipping Agency, Inc. -Delaware, all of which own vessels, act as shipping agents or operate as nonvessel operating common carriers. Seven Seas Insurance Company Ltd. - Bahamas and Seven Seas Insurance Company, Inc. - Florida insure cargo for marine risk. Tropic Equipment Leasing Inc. - Delaware maintains equity interests in a container leasing business.

   Nicor Energy Ventures Company and Subsidiaries
   ----------------------------------------------

   Nicor Energy Ventures Company, a Delaware corporation, serves as a holding company for several nonutility subsidiaries operating in the Midwest, all of which are Delaware companies: Nicor Enerchange, L.L.C. is a wholesale natural gas marketing company that also administers a market-area hub; Nicor Energy Management Services Company is a member in a limited-liability company, Nicor Energy L.L.C., which markets natural gas and electricity and provides related retail services; Nicor Energy Solutions Inc. offers energy systems design and construction; Nicor Energy Services Company offers various retail energy-related products and services and owns Nicor Home Services, L.L.C., a heating, ventilation and air conditioning service company; Nicor Technologies Inc. provides pipeline design and corrosion protection services; Nicor NGV Corp. is a partner in Clean Fuel Services, an entity that provides turnkey natural gas fuel station services for the natural gas vehicle market.

   Other Subsidiaries
   ------------------

   Nicor Horizon, Inc., a Delaware corporation, is a member in a limited liability company, Horizon Pipeline Company, L.L.C., which is engaged in the construction of a natural gas pipeline in Northern Illinois; Tropical Bahamas Ltd., a Bahamian corporation, is a finance company whose principal business is with affiliates; Nicor Oil and Gas Corporation, a Delaware corporation that formerly owned subsidiaries engaged in gas and oil exploration and production, has disposed of substantially all of its assets; Nicor National Inc., a Delaware corporation, and its two wholly owned subsidiaries, Nicor National Louisiana Inc. and Nicor National Illinois Inc., also both Delaware corporations, were formerly engaged in the shipyard business and have disposed of substantially all of their assets; and Nicor Mining Inc., a Delaware corporation formerly engaged in the coal mining business, has disposed of substantially all of its assets.

2. Gas Distribution Properties. The gas distribution, transmission and storage system of Nicor Gas is wholly within the State of Illinois and includes approximately 31,000 miles of mains, approximately 28,000 miles of service pipe connecting the mains to customers' premises, and seven underground storage fields. Other properties of Nicor Gas include buildings, land, motor vehicles, meters, regulators, compressors, construction equipment, tools, communication and computer equipment, software and office equipment, as required for the conduct of its business.

3. The following information relates to Nicor Gas for calendar year 2001:

   a. Mcf of natural gas distributed at
      retail (1)                                 238,719,780

   b. Mcf of natural gas distributed at
      retail outside of Illinois                        None

   c. Mcf of natural gas sold at wholesale
      outside of or at the state line of
      Illinois (2)                                54,268,013

   d. Mcf of natural gas purchased outside
      of or at the state line of Illinois (3)    281,050,978

   (1) Represents direct sales to residential and commercial consumers only. Sales to industrial consumers for their own use were 5,890,530 Mcf. In addition, 135,241,802 Mcf, 89,219,940 Mcf and 6,114,262 Mcf of
        customer-owned gas were delivered to industrial, commercial and residential consumers, respectively, through transportation agreements.
   (2) Represents transactions with marketers, brokers and/or other resellers of natural gas. Nicor Gas has not sold gas directly to end-users outside the state of Illinois.
   (3) Although this gas was purchased outside of Illinois, it was transported to Illinois by nonaffiliated pipelines and virtually all of the gas was delivered inside Illinois or sold at wholesale outside Illinois.

4. Not applicable.

                                   Signature



The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 18th day of June, 2003.


                          Nicor Inc.



                          By    /s/    KATHLEEN L. HALLORAN
                                ---------------------------
                                       Kathleen L. Halloran
                                     Executive Vice President
                                  Finance and Administration

CORPORATE SEAL





ATTEST:



  /s/    A. C. ALLISON
  --------------------
         A. C. Allison
       Assistant Secretary







Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

             Kathleen L. Halloran
             Executive Vice President
             Finance and Administration

             Nicor Inc.
             P. O. Box 3014
             Naperville, Illinois  60566-7014

                                Exhibits Index
                                --------------



Exhibit
Number                  Description
------------------------------------------------------------------------------


A-1        Nicor Inc. Consolidating Statement of Operations
A-2        Nicor Inc. Consolidating Balance Sheet
A-3        Nicor Inc. Consolidating Statement of Retained Earnings
A-4        Birdsall, Inc. Consolidating Statement of Operations
A-5        Birdsall, Inc. Consolidating Balance Sheet
A-6        Birdsall, Inc. Consolidating Statement of Retained Earnings
A-7        Nicor Energy Ventures Company Consolidating Statement of Operations
A-8        Nicor Energy Ventures Company Consolidating Balance Sheet
A-9        Nicor Energy Ventures Company Consolidating Statement of Retained
           Earnings




                                                                                                                        Exhibit A-1
                                                                                                                         (Unaudited)

                                                            Nicor Inc.
                                                Consolidating Statement of Operations
                                                For the Year Ended December 31, 2001
                                                (Millions, except per share data)
                                                           Amendment No.1
                                                                                                      Nonoperating
                                                                                                      Subsidiaries,
                                                                            Nicor Energy   Nicor      Adjustments
                                                     Nicor      Birdsall    Ventures       Horizon,   and
                                         Nicor Inc.  Gas        Inc.  (a)   Company  (b)   Inc.       Eliminations    Consolidated
                                         ----------  ---------  ----------  -------------  ---------  --------------  -------------

Operating revenues                       $        -  $ 2,105.6  $    230.3  $        34.2  $       -  $        (3.8)  $     2,366.3
                                         ----------  ---------  ----------  -------------  ---------  --------------  -------------

Operating expenses
   Cost of gas                                    -    1,477.5           -              -          -               -        1,477.5
   Operating and maintenance                    2.6      177.1       192.8           29.1          -             7.3          408.9
   Depreciation                                   -      132.4        16.1            0.3          -               -          148.8
   Taxes, other than income taxes                 -      125.5         3.6            0.1          -               -          129.2
   Mercury-related recoveries                     -      (12.2)          -              -          -               -          (12.2)
   Property sales (gain) loss                     -          -        (1.2)             -          -            (3.9)          (5.1)
                                         ----------  ---------  ----------  -------------  ---------  --------------  -------------
                                                2.6    1,900.3       211.3           29.5          -             3.4        2,147.1
                                         ----------  ---------  ----------  -------------  ---------  --------------  -------------

Operating income (loss)                        (2.6)     205.3        19.0            4.7          -            (7.2)         219.2
                                         ----------  ---------  ----------  -------------  ---------  --------------  -------------

Equity investment income (loss)                (2.3)      (0.1)        3.6           (0.8)         -               -            0.4
                                         ----------  ---------  ----------  -------------  ---------  --------------  -------------

Other income (expense)
   Income from continuing subsidiaries        138.8          -           -              -          -          (138.8)             -
   Other, net                                   1.3       (4.2)        3.0            0.5        0.5             6.5            7.6
                                         ----------  ---------  ----------  -------------  ---------  --------------  -------------
                                              140.1       (4.2)        3.0            0.5        0.5          (132.3)           7.6
                                         ----------  ---------  ----------  -------------  ---------  --------------  -------------

Interest expense, net of amounts
   capitalized                                 31.2       45.2         0.6            0.4        0.4           (31.8)          46.0
                                         ----------  ---------  ----------  -------------  ---------  --------------  -------------

Income (loss) before income taxes             104.0      155.8        25.0            4.0        0.1          (107.7)         181.2

Income taxes                                  (17.2)      57.0         6.7            1.6          -            11.0           59.1
                                         ----------  ---------  ----------  -------------  ---------  --------------  -------------

Net income (loss)                             121.2       98.8        18.3            2.4        0.1          (118.7)         122.1

Dividends on preferred stock                    0.3        0.4           -              -          -            (0.4)           0.3
                                         ----------  ---------  ----------  -------------  ---------  --------------  -------------

Earnings (loss) applicable to common
   stock                                 $    120.9  $    98.4  $     18.3  $         2.4  $     0.1  $       (118.3) $       121.8
                                         ==========  =========  ==========  =============  =========  ==============  =============

Average shares of common stock
   Basic                                                                                                                       45.1
   Diluted                                                                                                                     45.2

Earnings per average share of common stock
   Basic                                                                                                               $       2.70
   Diluted                                                                                                                     2.69


   (a) From Birdsall, Inc. Consolidated column on Exhibit A-4.
   (b) From Nicor Energy Ventures Company Consolidated column on Exhibit A-7.

   Note:  Subsidiaries combined under "Other Subsidiaries" in Exhibits A-4 through A-9 aggregate less than 2% of Nicor Inc.
          consolidated assets.



                                                                                                                        Exhibit A-2
                                                                                                                         (Unaudited)

                                                  Nicor Inc.
                                          Consolidating Balance Sheet
                                             December 31, 2001
                                                 (Millions)
                                               Amendment No. 1

                                                                                                      Nonoperating
                                                                                                      Subsidiaries,
                                                                            Nicor Energy   Nicor      Adjustments
                                                     Nicor      Birdsall    Ventures       Horizon,   and
                                         Nicor Inc.  Gas        Inc.  (a)   Company  (b)   Inc.       Eliminations    Consolidated
                                         ----------  ---------  ----------  -------------  ---------  --------------  -------------

ASSETS

Current assets

   Cash and cash equivalents             $      5.2  $   137.7  $     14.8   $        5.8  $     1.1  $       (150.6)  $       14.0
   Short-term investments, at cost
     which approximates market                    -          -        34.0            0.2          -               -           34.2
   Receivables                                111.7      291.3        32.8           35.8        0.1          (120.7)         351.0
   Notes receivable - joint ventures            8.6          -           -              -       22.6               -           31.2
   Gas in storage                                 -       32.0           -           11.4          -               -           43.4
   Deferred income taxes                        6.3       38.2         1.0              -          -               -           45.5
   Other                                        0.4        9.4         7.4            1.5          -            17.5           36.2
                                         ----------  ---------  ----------  -------------  ---------  --------------  -------------
                                              132.2      508.6        90.0           54.7       23.8          (253.8)         555.5
                                         ----------  ---------  ----------  -------------  ---------  --------------  -------------


Investments in continuing subsidiaries      1,372.1          -           -              -          -        (1,372.1)             -
                                         ----------  ---------  ----------  -------------  ---------  --------------  -------------
Property, plant and equipment, at cost
    Gas distribution                              -    3,425.6           -              -          -               -        3,425.6
    Shipping                                      -          -       304.7              -          -               -          304.7
    Other                                       0.2          -           -            2.4          -             0.1            2.7
                                         ----------  ---------  ----------  -------------  ---------  --------------  -------------
                                                0.2    3,425.6       304.7            2.4          -             0.1        3,733.0
    Less accumulated depreciation               0.1    1,804.9       158.5            0.9          -               -        1,964.4
                                         ----------  ---------  ----------  -------------  ---------  --------------  -------------
                                                0.1    1,620.7       146.2            1.5          -             0.1        1,768.6
                                         ----------  ---------  ----------  -------------  ---------  --------------  -------------

Prepaid pension costs                             -      164.3           -              -          -               -          164.3
Other assets                                   13.3       29.5        71.2            3.8        0.9             0.1          118.8
                                         ----------  ---------  ----------  -------------  ---------  --------------  -------------
                                         $  1,517.7  $ 2,323.1  $    307.4  $        60.0  $    24.7  $     (1,625.7) $     2,607.2
                                         ==========  =========  ==========  =============  =========  ==============  =============

LIABILITIES AND CAPITALIZATION

Current liabilities
   Long-term obligations due
     within one year                     $        -  $     0.5  $        -  $           -  $       -  $         (0.5) $           -
   Short-term borrowings                      753.3      267.0        22.5           10.6       22.6          (799.0)         277.0
   Accounts payable                             7.1      397.7        25.1           31.9        0.4            (7.1)         455.1
   Accrued gas costs                              -      108.0           -              -          -             0.2          108.2
   Accrued mercury-related costs                  -        7.0           -              -          -               -            7.0
   Accrued dividends payable                   19.6       45.1           -              -          -           (45.1)          19.6
   Other                                      (15.2)      24.5         1.6            1.3          -            13.9           26.1
                                         ----------  ---------  ----------  -------------  ---------  --------------  -------------
                                              764.8      849.8        49.2           43.8       23.0          (837.6)         893.0
                                         ----------  ---------  ----------  -------------  ---------  --------------  -------------

Deferred credits and other liabilities
   Deferred income taxes                       19.4      223.9        81.5           (0.7)         -               -          324.1
   Regulatory income tax liability                -       66.3           -              -          -               -           66.3
   Unamortized investment tax credits             -       39.0           -              -          -               -           39.0
   Accrued mercury-related costs                  -       30.0           -              -          -               -           30.0
   Other                                       24.1       76.6         1.8            0.2        0.1            (4.7)          98.1
                                         ----------  ---------  ----------  -------------  ---------  --------------  -------------
                                               43.5      435.8        83.3           (0.5)       0.1            (4.7)         557.5
                                         ----------  ---------  ----------  -------------  ---------  --------------  -------------

Capitalization
   Long-term debt                                 -      446.4           -              -          -               -          446.4
   Preferred stock
     Redeemable                                 6.1        6.1           -              -          -            (6.1)           6.1
     Nonredeemable                                -        1.4           -              -          -            (1.4)             -
   Common stock                               111.0       76.2         0.5            8.4        1.0           (86.1)         111.0
   Paid-in capital                                -      108.0           -            2.3          -          (110.3)             -
   Retained earnings                          592.6      400.7       174.4            6.6        0.1          (580.9)         593.5
   Accum. other comprehensive income           (0.3)      (1.3)          -           (0.6)       0.5             1.4           (0.3)
                                         ----------  ---------  ----------  -------------  ---------  --------------  -------------
                                              709.4    1,037.5       174.9           16.7        1.6          (783.4)       1,156.7
                                         ----------  ---------  ----------  -------------  ---------  --------------  -------------
                                         $  1,517.7  $ 2,323.1  $    307.4  $        60.0  $    24.7  $     (1,625.7) $     2,607.2
                                         ==========  =========  ==========  =============  =========  ==============  =============


   (a) From Birdsall, Inc. consolidated column on Exhibit A-5.
   (b) From Nicor Energy Ventures Company consolidated column on Exhibit A-8.

   Note:  Subsidiaries combined under "Other Subsidiaries" in Exhibits A-4 through A-9 aggregate less than 2% of Nicor Inc.
          consolidated assets.


                                                                                                                        Exhibit A-3
                                                                                                                         (Unaudited)

                                                  Nicor Inc.
                                Consolidating Statement of Retained Earnings
                                   For The Year Ended December 31, 2001
                                                 (Millions)
                                               Amendment No. 1

                                                                                                      Nonoperating
                                                                                                      Subsidiaries,
                                                                            Nicor Energy   Nicor      Adjustments
                                                     Nicor      Birdsall    Ventures       Horizon,   and
                                         Nicor Inc.  Gas        Inc.  (a)   Company  (b)   Inc.       Eliminations    Consolidated
                                         ----------  ---------  ----------  -------------  ---------  --------------  -------------


   Balance at beginning of year          $    592.4  $   392.3  $    168.6  $         4.2  $       -  $       (565.1) $       592.4

   Net income (loss)                          121.2       98.8        18.3            2.4        0.1          (118.7)         122.1

   Dividends on common stock                  (79.1)     (90.0)      (12.5)             -          -           102.5          (79.1)

   Dividends on preferred stock                (0.3)      (0.4)          -              -          -             0.4           (0.3)

   Reacquired and cancelled stock             (41.6)         -           -              -          -               -          (41.6)
                                         ----------  ---------  ----------  -------------  ---------  --------------  -------------

   Balance at end of year                $    592.6  $   400.7  $    174.4  $         6.6  $     0.1  $       (580.9) $       593.5
                                         ==========  =========  ==========  =============  =========  ==============  =============


   (a) From Birdsall, Inc. consolidated column on Exhibit A-6.
   (b) From Nicor Energy Ventures Company consolidated column on Exhibit A-9.

   Note:  Subsidiaries combined under "Other Subsidiaries" in Exhibits A-4 through A-9 aggregate less than 2% of Nicor Inc.
          consolidated assets.



                                                                                                                        Exhibit A-4
                                                                                                                         (Unaudited)


                                                   Birdsall, Inc.
                                      Consolidating Statement of Operations
                                       For the Year Ended December 31, 2001
                                                    (Millions)
                                                 Amendment No. 1


                                            Tropical
                                            Shipping &     Birdsall   Seven     Tropic                   Adjustments
                                  Birdsall  Construction   Shipping,  Seas      Equipment  Other         and
                                  Inc.      Company, Ltd.  S.A.       Inc.      Leasing    Subsidiaries  Eliminations  Consolidated
                                  --------  -------------  ---------  --------  ---------  ------------  ------------  ------------

Operating revenues                $   56.8  $       186.9  $     7.4  $    7.0  $       -  $       62.1  $      (89.9) $      230.3
                                  --------  -------------  ---------  --------  ---------  ------------  ------------  ------------
Operating expenses
    Operating and maintenance         49.6          168.4        4.8       2.8        0.1          57.0         (89.9)        192.8
    Depreciation                       6.2            8.0        1.5         -          -           0.4             -          16.1
    Taxes, other than income taxes     1.8            1.4          -       0.1          -           0.3             -           3.6
    Property sales (gain)loss         (0.7)          (0.1)      (0.4)        -          -             -             -          (1.2)
                                  --------  -------------  ---------  --------  ---------  ------------  ------------  ------------
                                      56.9          177.7        5.9       2.9        0.1          57.7         (89.9)        211.3
                                  --------  -------------  ---------  --------  ---------  ------------  ------------  ------------

Operating income (loss)               (0.1)           9.2        1.5       4.1       (0.1)          4.4             -          19.0
                                  --------  -------------  ---------  --------  ---------  ------------  ------------  ------------

Equity investment income                 -              -          -         -        3.6             -             -           3.6
                                  --------  -------------  ---------  --------  ---------  ------------  ------------  ------------

Other income (expense), net           17.3            3.3          -       0.3        0.5           0.3         (18.7)          3.0
                                  --------  -------------  ---------  --------  ---------  ------------  ------------  ------------

Interest expense, net of amounts
    capitalized                        1.0            0.6       (0.9)        -          -          (0.1)            -           0.6
                                  --------  -------------  ---------  --------  ---------  ------------  ------------  ------------

Income (loss) before income taxes     16.2           11.9        2.4       4.4        4.0           4.8         (18.7)         25.0

Income taxes                           3.3            0.3          -       1.7        1.4             -             -           6.7
                                  --------  -------------  ---------  --------  ---------  ------------  ------------  ------------

Net income (loss)                 $   12.9  $        11.6  $     2.4  $    2.7  $     2.6  $        4.8  $      (18.7) $       18.3
                                  ========  =============  =========  ========  =========  ============  ============  ============


Note:  Subsidiaries combined under "Other Subsidiaries" in Exhibits A-4 through A-9 aggregate less than 2% of Nicor Inc.
       consolidated assets.


                                                                                                                        Exhibit A-5
                                                                                                                         (Unaudited)


                                                               Birdsall, Inc.
                                                        Consolidating Balance Sheet
                                                             December 31, 2001
                                                                 (Millions)
                                                               Amendment No. 1


                                            Tropical
                                            Shipping &     Birdsall   Seven     Tropic                   Adjustments
                                  Birdsall  Construction   Shipping,  Seas      Equipment  Other         and
                                  Inc.      Company, Ltd.  S.A.       Inc.      Leasing    Subsidiaries  Eliminations  Consolidated
                                  --------  -------------  ---------  --------  ---------  ------------  ------------  ------------

ASSETS

Current assets
   Cash and cash equivalents      $    2.3  $        (0.7) $       -  $   (0.4) $     9.9  $        3.7  $          -  $       14.8
   Short-term investments, at cost
     which approximates market           -           30.7          -       1.3          -           2.0             -          34.0
   Receivables                         0.5           29.3          -       0.6          -           2.4             -          32.8
   Deferred income taxes               1.0              -          -         -          -             -             -           1.0
   Other                               1.7            1.7          -         -        1.0           3.0             -           7.4
                                  --------  -------------  ---------  --------  ---------  ------------  ------------  ------------
                                       5.5           61.0          -       1.5       10.9          11.1             -          90.0
                                  --------  -------------  ---------  --------  ---------  ------------  ------------  ------------

Investments in subsidiaries           14.3           28.6          -         -          -           2.2         (45.1)            -
                                  --------  -------------  ---------  --------  ---------  ------------  ------------  ------------

Property, plant and
   equipment, at cost                103.7          147.2       45.7       0.1          -           5.1           2.9         304.7
    Less accumulated depreciation     54.3           69.5       28.4       0.1          -           3.4           2.8         158.5
                                  --------  -------------  ---------  --------  ---------  ------------  ------------  ------------
                                      49.4           77.7       17.3         -          -           1.7           0.1         146.2
                                  --------  -------------  ---------  --------  ---------  ------------  ------------  ------------

Other assets                           8.7          (20.2)      18.8       5.1       57.8           1.0             -          71.2
                                  --------  -------------  ---------  --------  ---------  ------------  ------------  ------------

                                  $   77.9  $       147.1  $    36.1  $    6.6  $    68.7  $       16.0  $      (45.0) $      307.4
                                  ========  =============  =========  ========  =========  ============  ============  ============

LIABILITIES AND CAPITALIZATION

Current liabilities
   Short-term borrowings          $   22.5  $           -  $       -  $      -  $       -  $          -  $          -  $       22.5
   Accounts payable                    5.6           14.8        0.7       0.7          -           3.3             -          25.1
   Other                               1.5            0.2          -         -          -          (0.1)            -           1.6
                                  --------  -------------  ---------  --------  ---------  ------------  ------------  ------------
                                      29.6           15.0        0.7       0.7          -           3.2             -          49.2
                                  --------  -------------  ---------  --------  ---------  ------------  ------------  ------------

Deferred credits and other liabilities
   Deferred income taxes              20.9              -          -         -       60.6             -             -          81.5
   Other                               1.0            0.3        0.3         -          -           0.2             -           1.8
                                  --------  -------------  ---------  --------  ---------  ------------  ------------  ------------
                                      21.9            0.3        0.3         -       60.6           0.2             -          83.3
                                  --------  -------------  ---------  --------  ---------  ------------  ------------  ------------

Capitalization
   Preferred stock                       -            2.0          -         -          -             -          (2.0)            -
   Common stock                        0.5              -          -       0.8        5.0           2.5          (8.3)          0.5
   Paid-in capital                       -              -       25.2       1.0          -           0.9         (27.1)            -
   Retained earnings                  25.9          129.9        9.9       4.1        3.1           9.1          (7.6)        174.4
   Accum. other comprehensive
     income                              -           (0.1)         -         -          -           0.1             -             -
                                  --------  -------------  ---------  --------  ---------  ------------  ------------  ------------
                                      26.4          131.8       35.1       5.9        8.1          12.6         (45.0)        174.9
                                  --------  -------------  ---------  --------  ---------  ------------  ------------  ------------
                                  $   77.9  $       147.1  $    36.1  $    6.6  $    68.7  $       16.0  $      (45.0) $      307.4
                                  ========  =============  =========  ========  =========  ============  ============  ============


Note:  Subsidiaries combined under "Other Subsidiaries" in Exhibits A-4 through A-9 aggregate less than 2% of Nicor Inc.
       consolidated assets.




                                                                                                                        Exhibit A-6
                                                                                                                         (Unaudited)



                                                        Birdsall, Inc.
                                        Consolidating Statement of Retained Earnings
                                            For The Year Ended December 31, 2001
                                                        (Millions)
                                                       Amendment No. 1


                                            Tropical
                                            Shipping &     Birdsall   Seven     Tropic                   Adjustments
                                  Birdsall  Construction   Shipping,  Seas      Equipment  Other         and
                                  Inc.      Company, Ltd.  S.A.       Inc.      Leasing    Subsidiaries  Eliminations  Consolidated
                                  --------  -------------  ---------  --------  ---------  ------------  ------------  ------------

    Balance at beginning year     $   25.5  $       129.5  $     7.5  $    4.6  $     4.5  $        6.1  $       (9.1) $      168.6

    Net income (loss)                 12.9           11.6        2.4       2.7        2.6           4.8         (18.7)         18.3

    Dividends on common stock        (12.5)         (11.2)         -      (3.2)      (4.0)         (1.8)         20.2         (12.5)
                                  --------  -------------  ---------  --------  ---------  ------------  ------------  ------------

    Balance at end of year        $   25.9  $       129.9  $     9.9  $    4.1  $     3.1  $        9.1  $       (7.6) $      174.4
                                  ========  =============  =========  ========  =========  ============  ============  ============


    Note:  Subsidiaries combined under "Other Subsidiaries" in Exhibits A-4 through A-9 aggregate less than 2% of Nicor Inc.
           consolidated assets.



                                                                                                      Exhibit A-7
                                                                                                       (Unaudited)


                                                        Nicor Energy Ventures Company
                                                  Consolidating Statement of Operations
                                                   For the Year Ended December 31, 2001
                                                                 (Millions)
                                                               Amendment No. 1


                                             Nicor Energy  Nicor                       Adjustments
                                             Ventures      Enerchange    Other         and
                                             Company       L.L.C.        Subsidiaries  Eliminations  Consolidated
                                             ------------  ------------  ------------  ------------  ------------

Operating revenues                           $          -  $        5.6  $       28.6  $          -  $       34.2
                                             ------------  ------------  ------------  ------------  ------------

Operating expenses
   Operating and maintenance                          0.1           2.3          26.7             -          29.1
   Depreciation                                       0.2           0.1             -             -           0.3
   Taxes, other than income taxes                       -             -           0.1             -           0.1
   Property sales (gain) loss                           -             -             -             -             -
                                             ------------  ------------  ------------  ------------  ------------
                                                      0.3           2.4          26.8             -          29.5
                                             ------------  ------------  ------------  ------------  ------------

Operating income                                     (0.3)          3.2           1.8             -           4.7
                                             ------------  ------------  ------------  ------------  ------------

Equity investment income (loss)                         -             -          (0.8)            -          (0.8)
                                             ------------  ------------  ------------  ------------  ------------

Other income (expense)
   Income from continuing subsidiaries                3.9             -             -          (3.9)            -
   Other, net                                           -           0.4           0.1             -           0.5
                                             ------------  ------------  ------------  ------------  ------------
                                                      3.9           0.4           0.1          (3.9)          0.5
                                             ------------  ------------  ------------  ------------  ------------

Interest expense, net of amounts
   capitalized                                          -           0.3           0.1             -           0.4
                                             ------------  ------------  ------------  ------------  ------------

Income (loss) before income taxes                     3.6           3.3           1.0          (3.9)          4.0

Income taxes                                          1.2             -           0.4             -           1.6
                                             ------------  ------------  ------------  ------------  ------------

Net income (loss)                            $        2.4  $        3.3  $        0.6  $       (3.9) $        2.4
                                             ============  ============  ============  ============  ============


Note:  Subsidiaries combined under "Other Subsidiaries" in Exhibits A-4 through A-9 aggregate less than 2% of Nicor Inc.
       consolidated assets.




                                                                                                      Exhibit A-8
                                                                                                       (Unaudited)


                                           Nicor Energy Ventures Company
                                            Consolidating Balance Sheet
                                                December 31, 2001
                                                   (Millions)
                                                 Amendment No. 1


                                             Nicor Energy  Nicor                       Adjustments
                                             Ventures      Enerchange    Other         and
                                             Company       L.L.C .       Subsidiaries  Eliminations  Consolidated
                                             ------------  ------------  ------------  ------------  ------------

ASSETS

Current assets
   Cash and cash equivalents                 $          -  $        2.7  $        3.1  $          -  $        5.8
   Short-term investments, at cost
     which approximates market                          -             -           0.2             -           0.2
   Receivables                                          -          23.4          12.4             -          35.8
   Gas in storage                                       -          11.4             -             -          11.4
   Deferred gas costs                                   -             -             -             -             -
   Other                                                -           1.1           0.4             -           1.5
                                             ------------  ------------  ------------  ------------  ------------
                                                        -          38.6          16.1             -          54.7
                                             ------------  ------------  ------------  ------------  ------------

Investments in continuing subsidiaries               15.4             -             -         (15.4)            -
                                             ------------  ------------  ------------  ------------  ------------

Property, plant and equipment, at cost                0.8           0.5           1.1             -           2.4
   Less accumulated depreciation                      0.4           0.1           0.4             -           0.9
                                             ------------  ------------  ------------  ------------  ------------
                                                      0.4           0.4           0.7             -           1.5
                                             ------------  ------------  ------------  ------------  ------------

Other assets                                          2.5             -           1.3             -           3.8
                                             ------------  ------------  ------------  ------------  ------------

                                             $       18.3  $       39.0  $       18.1  $      (15.4) $       60.0
                                             ============  ============  ============  ============  ============


LIABILITIES AND CAPITALIZATION

Current liabilities
   Short-term borrowings                     $        0.9  $        3.3  $        6.4  $          -  $       10.6
   Accounts payable                                     -          25.7           6.2             -          31.9
   Other                                              0.1           0.8           0.4             -           1.3
                                             ------------  ------------  ------------  ------------  ------------
                                                      1.0          29.8          13.0             -          43.8
                                             ------------  ------------  ------------  ------------  ------------

Deferred credits and other liabilities
   Deferred income taxes                              0.6             -          (1.3)            -          (0.7)
   Other                                                -             -           0.2             -           0.2
                                             ------------  ------------  ------------  ------------  ------------
                                                      0.6             -          (1.1)            -          (0.5)
                                             ------------  ------------  ------------  ------------  ------------
Capitalization
   Common stock                                       8.4             -          12.4         (12.4)          8.4
   Paid-in capital                                    2.3           0.8           1.4          (2.2)          2.3
   Retained earnings                                  6.6           8.4          (7.0)         (1.4)          6.6
   Accum. other comprehensive income                 (0.6)            -          (0.6)          0.6          (0.6)
                                             ------------  ------------  ------------  ------------  ------------
                                                     16.7           9.2           6.2         (15.4)         16.7
                                             ------------  ------------  ------------  ------------  ------------

                                             $       18.3  $       39.0  $       18.1  $      (15.4) $       60.0
                                             ============  ============  ============  ============  ============


Note:  Subsidiaries combined under "Other Subsidiaries" in Exhibits A-4 through A-9 aggregate less than 2% of Nicor Inc.
       consolidated assets.


                                                                                                      Exhibit A-9
                                                                                                       (Unaudited)


                                              Nicor Energy Ventures Company
                                        Consolidating Statement of Retained Earnings
                                          For The Year Ended December 31, 2001
                                                      (Millions)
                                                    Amendment No. 1


                                             Nicor Energy  Nicor                       Adjustments
                                             Ventures      Enerchange    Other         and
                                             Company       L.L.C.        Subsidiaries  Eliminations  Consolidated
                                             ------------  ------------  ------------  ------------  ------------




   Balance at beginning of year              $        4.2  $        5.1  $       (6.6) $        1.5  $        4.2

   Net income (loss)                                  2.4           3.3           0.6          (3.9)          2.4

   Dividend declared                                    -             -          (1.0)          1.0             -
                                             ------------  ------------  ------------  ------------  ------------
   Balance at end of year                    $        6.6  $        8.4  $       (7.0) $       (1.4) $        6.6
                                             ============  ============  ============  ============  ============


   Note:  Subsidiaries combined under "Other Subsidiaries" in Exhibits A-4 through A-9 aggregate less than 2% of
          Nicor Inc. consolidated assets.
